UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 8, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Changyou.com Limited

File No. 1-34271 - CF#32141

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Changyou.com Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 2, 2015.

Based on representations by Changyou.com Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), or qualifies as matters that are contained in personnel, medical or similar files that if disclosed would constitute an unwarranted invasion of privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.54	through March 2, 2025
Exhibit 4.55	through August 31, 2017
Exhibit 4.56	through March 2, 2025
Exhibit 4.57	through March 2, 2025
Exhibit 4.59	through March 2, 2025
Exhibit 4.62	through March 2, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary